Item 77D DWS Latin America Equity Fund
(a series of DWS International Fund, Inc.)


At a meeting held May 21-22, 2008, the
Board of Directors of DWS Latin America
Equity Fund, a series of DWS International
Fund, Inc., approved the Fund's
participation in a securities lending
program (the "Program") effective on
or about June 6, 2008.  Pursuant to the
program, the Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.


C:\Documents and Settings\e444940\
Local Settings\Temporary Internet
Files\OLK8B\Exhibit 77D DWS
International Fund Inc .doc